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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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SEC FILE NUMBER: 1-10932
CUSIP NUMBER: 454073-10-7
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(Check One): |_| Form 10-K and Form 10-KSB 9 Form 11-K 9 Form 20-F
             |X| Form 10-Q and Form 10-QSB 9 Form N-SAR

                  For Period Ended: March 31, 2005
                                    --------------

                  [  ] Transition Report on Form 10-K

                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended: __________________________

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     Read Instructions (on back page) Before Preparing Form. Please Print or
   Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                               PARKERVISION, INC.
                             Full Name of Registrant

                            Former Name if Applicable

                               8493 Baymeadows Way
            Address of Principal Executive Office (Street and Number)

                             Jacksonville, FL 32256
                            City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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            (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company's Quarterly Report on Form 10-Q for the period ended March 31, 2005 could not be completed in time because the Company is continuing to evaluate the accounting for the warrants issued in the first quarter of 2005 and expects to file within the five-day extension period. This delay could not be eliminated without unreasonable expense or effort.

                           PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

   Cynthia Poehlman                (904)                     737-1367
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        (Name)                  (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [X] Yes [ ] No


      Is it anticipated that any significant change in results of operations from the corresponding period for (3) the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No


      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company anticipates that the accounting for warrants in the first quarter of 2005 will not result in any significant change in its results of operations when compared to the corresponding period of the preceding year. However, significant changes from the current year when compared to the prior year will be reflected in the results of operations from the sale of the Company's video division in May 2004 which results in a reclassification in the Company's Statement of Operations for the three month period ended March 31, 2004 for the discontinued operations of the video division. Reclassifications for the period ended March 31, 2004 include net revenues of $1.1 million, cost of goods sold and expenses of approximately $2.5 million for a total loss from discontinued operations of approximately $1.4 million. There were no discontinued operations for the corresponding period in 2005.

                               PARKERVISION, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 9, 2005                          By:  /s/ Cynthia Poehlman
      -----------                               --------------------------------
                                                Cynthia Poehlman,
                                                Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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